Filed by Smurfit Kappa Group plc (Commission File No. 333-178633)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WestRock Company (Commission File No. 001-38736)

The following is an announcement made by Tony Smurfit, Group Chief Executive Officer of Smurfit Kappa Group plc (“Smurfit Kappa”), to employees of Smurfit Kappa. The announcement was made available to the employees of WestRock Company (“WestRock”) by WestRock on March 13, 2024. The excerpts contain only those portions of the announcement that relate to the proposed combination (the “Combination”) with WestRock.

Announcement Update – Smurfit WestRock, Organisation and Leadership 13 March 2024 Following the 12 September 2023 announcement of the signing of a definitive transaction agreement to create Smurfit WestRock (the ‘Combination’), the integration planning process commenced for the new combined organisational design; the operational business model; and the operations leadership team. I am very happy to share an important update regarding the future leadership team of Smurfit WestRock following the completion (‘Completion’) of the proposed Combination between Smurfit Kappa and WestRock, which is still subject to the satisfaction of the required closing conditions, including shareholder and regulatory approvals. At the Group level Upon Completion, I will be honoured and delighted to lead as Group CEO & President of Smurfit WestRock and to serve as a Director. I will work tirelessly to make Smurfit WestRock the greatest sustainable paper-based packaging company in the world. I am delighted that the following people will be appointed to leadership positions at Smurfit WestRock Group level. • Ken Bowles – will be appointed to the role of Executive Vice President & Group CFO, and a Director of Smurfit WestRock. Ken will lead and integrate all finance, compliance, and systems within the Group. • Gillian Carson-Callan – will be appointed Group Company Secretary ensuring all Group secretarial functions are maintained, as well as other groupwide responsibilities including insurance and risk. • Sharon Whitehead – will be appointed Group Chief Human Resources Officer and will lead on all groupwide HR activities. • Ray Murphy – will be appointed Group Corporate Planner and will continue to partner with operations and the Integration Management Office (‘IMO’), in support of successful integration. • Alvaro Henao and John Stakel – will both report directly to me as co-leads for our critical IMO teams and the creation of a successful combination. • Other Corporate Functions – Between now and completion we will work to define both the structure and potential leadership teams of the corporate functions. We will communicate more information as appropriate over the next 60 days. On Completion, the CEO office will initially have the following 9 direct reports*: Executive Vice President & Group CFO Ken Bowles President & CEO N. America (Inc. Mexico) Laurent Sellier President & CEO Europe, MEA & APAC Saverio Mayer President & CEO LATAM Jairo Lorenzatto Group Company Secretary Gillian Carson-Callan Group Chief Human Resources Officer Sharon Whitehead Group Corporate Planner Ray Murphy IMO Integration Leaders Alvaro Henao John Stakel *Smurfit WestRock’s management team more broadly will evolve over time and during 2025. We will continue to work together post-closing to further evolve the functions.

At an Operations level

The operations of Smurfit WestRock will be organised around three regional structures following Completion:

- Smurfit WestRock North America (includes Mexico) – led by **Laurent Sellier**, President & CEO
- Smurfit WestRock Europe, MEA & APAC – led by **Saverio Mayer**, President & CEO
- Smurfit WestRock LATAM – led by **Jairo Lorenzatto**, President & CEO

We plan to capitalise on the combined knowledge and experience of both Smurfit Kappa and WestRock.

1 - North America*: This region will encompass the United States, Mexico and Canada and will be led by Laurent Sellier, presently CEO of Smurfit Kappa the Americas. He will be based in Atlanta, Georgia, USA. The operations leadership team for the region will be as follows:

Corrugated & Victory Packaging	Paper / Mills	Consumer Packaging	Mexico	Regional CFO
Patrick Kivits President USA & Canada	**Tom Stigers** President USA & Canada	**Sam Shoemaker** President USA & Canada	**Jorge Angel** CEO Mexico	**Juan Pablo Perez** CFO

**** Regional functional leadership appointments and structures will be developed during the transition period post-Completion. Until then it is business as usual.***

The WestRock Global Paper business, John O'Neal and team, will report into Laurent, and together they will begin to plan the optimal integration into the regional structure, while ensuring that we meet the needs of the external customers now and in the future.

2 – Europe, MEA & APAC*: This region will encompass operations in Europe and Africa, as well as Asia Pacific and India, and will be led by Saverio Mayer, presently CEO of Smurfit Kappa Europe. He will be based in Amsterdam, Netherlands.

In addition to the existing Country CEO and functional leadership structures in Smurfit Kappa Europe (which does not change), the operations leadership team for the region will be as follows:

Corrugated & Consumer Packaging	Paper/Mills	Regional CFO
Edwin Goffard** President	**Javier Rivas** President	**Pat McNeill** CFO
The Consumer Packaging Business in Europe, MEA & APAC will continue to be managed as it is currently, led by **Mark Shaw as Business CEO reporting to Edwin Goffard.		

****Regional functional Leadership appointments and structures will be developed during the transition period post-Completion. Until then, it is business as usual.***

3 – LATAM*: This region will encompass Central America and the Caribbean, Argentina, Brazil, Chile, Colombia, Ecuador, and Peru. It will be led by Jairo Lorenzatto. Jairo, currently President of WestRock LATAM, will be based in Miami, Florida, USA. The region will be organised on a country-by-country basis as is the case in Smurfit Kappa currently. The operations leadership team for the region will be as follows: Brazil Colombia & Central Cluster Argentina & Chile Regional CFO Manuel Alcala Country CEO German Gambini Cluster CEO Rodrigo Longarte Cluster CEO Luis Mercader CFO * Regional functional Leadership appointments and structures will be developed during the transition period post-Completion. Until then, it is business as usual. I am sure that you will join with me in wishing all of the above leaders’ great success in the years ahead. For my part, I am incredibly excited about the future of Smurfit WestRock and what the combination of these two great organisations can bring for employees, customers, shareholders, and the communities in which we have the privilege to operate following Completion. Smurfit WestRock will embrace the core values of loyalty, integrity, respect, and safety, in addition to a performance-led culture which will devolve responsibility to the regions and, in turn, to the divisions and operating units. With your continued dedication, support and operating excellence, Smurfit WestRock will be recognised, respected, and valued as the global leader in sustainable paper-based packaging. I really look forward to the day when we become Smurfit WestRock and have our futures together. Tony Smurfit Group Chief Executive Officer Smurfit Kappa Group plc Please refer to the accompanying appendix with additional information on each leader. Additional Note: All appointments are being made as a result of leadership requirements relating to the proposed Combination of Smurfit Kappa and WestRock. These appointments are effective only upon the Completion date, and any role changes would become permanent only upon the successful Completion of the proposed Smurfit WestRock Combination.

PRIVATE & CONFIDENTIAL Smurfit WestRock Future Organisational Leadership 13th March 2024

Group CEO Office Upon Closing - Smurfit WestRock Tony Smurfit Group CEO & President SK Years Service: 39 Start Date: 1 Feb 1985 Laurent Sellier President & CEO N.America (Inc Mexico) SK Years Service: 28 Start Date: 1 Nov 1995 Sharon Whitehead Chief Human Resources Officer SK Years Service: 5 Start Date: 11 Mar 2019 Alvaro Henao IMO Integration Leader SK Years Service: 35 Start Date: 1 Sep 1988 Ken Bowles Executive Vice President & Group CFO SK Years Service: 29 Start Date: 20 Jun 1994 Jairo Lorenzatto President & CEO LATAM WRK Years Service: 16 Start Date: 1 Nov 2007 Gillian Carson-Callan Company Secretary SK Years Service: 14 Start Date: 2 Jun 2009 Saverio Mayer President & CEO Europe, MEA & APAC SK Years Service: 37 Start Date: 22 Apr 1986 Ray Murphy Group Corporate Planner SK Years Service: 34 Start Date: 4 Sep 1989 John Stakel IMO Integration Leader WRK Years Service: 16 Start Date: 21 Jan 2008

Jorge Angel CEO Mexico SK Years Service: 36 Start Date: 18 Jan 1988 Sam Shoemaker President USA & Canada Consumer Packaging WRK Years Service: 1 Start Date: 15 Aug 2022 Edwin Goffard President Corrugated & Consumer Packaging SK Years Service: 20 Original Start Date: 1 May 1999 Javier Rivas President Paper/Mills SK Years Service: 32 Start Date: 6 May 1991 Pat McNeill Regional CFO SK Years Service: 40 Start Date: 30 Aug 1983 Manuel Alcala CEO Brazil SK Years Service: 34 Start Date: 15 Feb 1990 German Gambini CEO Colombia & Central America SK Years Service: 18 Start Date: 1 Nov 2005 Rodrigo Longarte CEO Argentina & Chile SK Years Service: 20 Start Date: 2 Aug 2003 Luis Mercader Regional CFO SK Years Service: 19 Start Date: 23 Feb 2005 North America Future Operations Leadership Announced Europe, MEA & APAC Future Operations Leadership Announced LATAM Future Operations Leadership Announced Patrick Kivits President USA & Canada Corrugated WRK Years Service: 4 Start Date: 15 Nov 2019 Tom Stigers President USA & Canada Paper/Mills WRK Years Service: 22 Start Date: 4 Jun 2001 Juan Pablo Perez Regional CFO SK Years Service: 27 Start Date: 6 May 1996 Mark Shaw Business CEO Consumer Packaging WRK Years Service: 5 Start Date: 14 Jan 2019

Important Additional Information

Neither this document nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this document or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This document has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom, the United States and Ireland and information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom, the United States or Ireland.

Subject to the Market Abuse Regulation and the FCA’s Disclosure Guidance and Transparency Rules and the UK Listing Rules, the delivery of this document shall not create any implication that there has been no change in the affairs of Smurfit Kappa since the date of this document or that the information in this document is correct as at any time subsequent to its date.

Additional Information about the Proposed Combination and Where to Find It

In connection with the proposed combination (the “Combination”) of Smurfit Kappa Group plc (“Smurfit Kappa”) and WestRock Company (“WestRock”), the entity which will ultimately own the combined businesses of Smurfit Kappa and WestRock following the Combination (“Smurfit WestRock”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement, which will include a proxy statement of WestRock that will also constitute a prospectus of Smurfit WestRock (the “proxy statement/prospectus”). Each of Smurfit Kappa, WestRock and Smurfit WestRock will also file other relevant documents in connection with the Combination. The definitive proxy statement/prospectus will be sent to the stockholders of WestRock. Smurfit Kappa will also publish a shareholder circular approved by the UK Financial Conduct Authority (the “FCA”), which will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules. Smurfit WestRock will publish a prospectus approved by the FCA, which will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK listing prospectus”). This document is not a substitute for any registration statement, proxy statement/prospectus, UK listing prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE COMBINATION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE COMBINATION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at https://ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling (770) 448-2193, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder circular, UK listing prospectus and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this document.

This document is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This document is not a solicitation of proxies in connection with the Combination. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination.

Information about (i) WestRock’s directors is set forth in the section entitled “Board Composition” on page 8 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here) and (ii) WestRock’s executive officers is set forth in the section entitled “Executive Officers” on page 141 of WestRock’s Annual Report on Form 10-K (the “WestRock 2023 Annual Report”) filed with the SEC on November 17, 2023 (and available here). Information about the compensation of WestRock’s directors is set forth in the section entitled “Director Compensation” starting on page 19 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here) and on WestRock’s current report on Form 8-K filed with the SEC on December 15, 2023 (and available here). Information about the compensation of WestRock’s executive officers is set forth in the section entitled “Executive Compensation Tables” starting on page 38 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended) are disclosed in the section entitled “Certain Relationships and Related Person Transactions” on page 20 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). Information about the beneficial ownership of WestRock’s securities by WestRock’s directors and named executive officers is set forth in the section entitled “Beneficial Ownership of Common Stock” starting on page 53 of WestRock’s proxy statement on Schedule 14A filed with the SEC on December 13, 2023 (and available here). As of January 29, 2024, none of the participants (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) owned more than 1% of shares of common stock, par value $0.01 per share, of WestRock.

Information about Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Board of Directors,” starting on page 100 of Smurfit Kappa’s 2022 Annual Report (the “Smurfit Kappa  2022 Annual Report”) published on Smurfit Kappa’s website on March 28, 2023 (and available at https://www.smurfitkappa.com/investors/reports-and-presentations) which was filed with the FCA in the United Kingdom on March 28, 2023, Euronext Dublin in Ireland on March 28, 2023 and the Irish Companies Registration Office in Ireland on September 30, 2023. Information about the compensation of Smurfit Kappa executive officers and directors is set forth in the remuneration report starting on page 120 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Transactions with related persons (as defined under Paragraph 24 of the International Accounting Standards) are disclosed in the subsection entitled “Related Party Transactions” to the section entitled “Notes to the Consolidated Financial Statements,” on pages 219 and 220 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Information about the beneficial ownership of Smurfit Kappa’s securities by Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Executive Directors’ Interests in Share Capital at 31 December 2022,” on page 133 of the Smurfit Kappa 2022 Annual Report (and available at https://www.smurfitkappa.com/investors/reports-and-presentations). Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Combination will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Information Regarding Forward-Looking Statements

This document contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include statements regarding the Combination between WestRock and Smurfit Kappa, including any statements regarding the Combination and the listing of Smurfit WestRock, the rationale and expected benefits of the Combination (including, but not limited to, synergies), and any other statements regarding WestRock’s and Smurfit Kappa’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions, but not all forward-looking statements include such identifying words.

Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Combination may not be satisfied; the occurrence of any event that can give rise to termination of the Combination; a regulatory approval that may be required for the Combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated; Smurfit Kappa is unable to achieve the synergies and value creation contemplated by the Combination; Smurfit WestRock’s availability of sufficient cash to distribute to its shareholders in line with current expectations; Smurfit Kappa is unable to promptly and effectively integrate WestRock’s businesses; management’s time and attention is diverted on issues related to the Combination; disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships; credit ratings decline following the Combination; legal proceedings are instituted against Smurfit Kappa or WestRock; Smurfit Kappa or WestRock are unable to retain or hire key personnel; the announcement or the consummation of the Combination has a negative effect on the market price of the capital stock of Smurfit Kappa or WestRock or on Smurfit Kappa or WestRock’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, U.S. or U.K. administrations; the ability of Smurfit Kappa or WestRock to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; actions by third parties, including government agencies; the risk that disruptions from the Combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations; certain restrictions during the pendency of the Combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions; Smurfit Kappa’s or WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Smurfit Kappa’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.smurfitkappa.com/investors; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in the WestRock 2023 Annual Report (and available here). These risks, as well as other risks associated with the Combination, will be more fully discussed in the proxy statement/prospectus, the shareholder circular, the UK listing prospectus and the other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom. The list of factors presented here should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. Except as required by law, none of Smurfit Kappa, WestRock or Smurfit WestRock assume any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Nothing in this document should be construed as a profit estimate or profit forecast. No statement in this document, including statements regarding the potential effect of the Combination on cash flows and capital returns should be interpreted to mean that cash flows or capital returns of Smurfit Kappa, WestRock or Smurfit WestRock for the current or future financial years will necessarily match or exceed the historical cash flows or capital returns of Smurfit Kappa or WestRock.

Completion of the Combination will be subject to the satisfaction or waiver of several conditions. Consequently, there can be no certainty that the completion of the Combination will be forthcoming.

This document is not a prospectus for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation.

The contents of this document are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.

Except as explicitly stated in this document, none of the contents of Smurfit Kappa’s or WestRock’s websites, nor any website accessible by hyperlinks on Smurfit Kappa’s or WestRock’s websites, is incorporated in or forms part of, this document.